As filed with the Securities and Exchange Commission on January 26, 2009

File No. 333-150914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

WESTERN CAPITAL RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	47-0848102 (I.R.S. Employer Identification No.)

2201 West Broadway, Suite 1 Council Bluffs, Iowa (Address of Principal Executive Offices)	51501 (Zip Code)

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, Western Capital Resources, Inc., a Minnesota corporation (“Western Capital Resources”) hereby requests that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (Registration No. 333-150914) (the “Registration Statement”), be withdrawn, effective immediately.  The Registration Statement was initially filed in May 14, 2008, and amended on August 5, 2008, September 18, 2008, and November 24, 2008, and has not been declared effective.  Western Capital Resources has elected to not pursue the registration of the securities included therein at this time.  No securities were sold in connection with the offering contemplated in the Registration Statement.

WESTERN CAPITAL RESOURCES, INC.

Date: January 26, 2009	By:	/s/ John Quandahl
John Quandahl, Chief Executive Officer